UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MRV Communications, Inc.

(Name of Subject Company (Issuer))

Golden Acquisition Corporation

(Name of Filing Person (Offeror))

a wholly owned subsidiary of

ADVA NA Holdings, Inc.

(Name of Filing Person (Parent of Offeror))

a wholly owned subsidiary of

ADVA Optical Networking SE

(Name of Filing Person (Parent of Parent of Offeror))

Common Stock, $0.0017 par value per share

(Title of Class of Securities)

553477407

(CUSIP Number of Class of Securities)

Ulrich Dopfer

Chief Financial Officer

ADVA NA Holdings, Inc.

5755 Peachtree Industrial Blvd.

Norcross, Georgia 30092

Telephone: (678) 728-8600

 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Alexander B. Johnson, Esq.

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$68,949,267	$7,992

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (together, the “Shares”), of MRV Communications, Inc., a Delaware corporation (the “Company”), at a purchase price of $10.00 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding. The transaction valuation was calculated by adding the sum of (i) 6,812,380 Shares that were issued and outstanding as of July 14, 2017 (which includes 115,968 Shares subject to outstanding restricted stock awards), multiplied by the offer price of $10.00 per Share, (ii) 587,084 Shares of common stock of the Company potentially issuable upon exercise of outstanding exercisable stock options with an exercise price less than the offer price of $10.00 per Share, as of July 14, 2017, multiplied by $0.89, which is the offer price of $10.00 per Share minus the weighted average exercise price for such options of $9.11 per Share, and (iii) $302,962, the estimated value of the warrants outstanding under the Warrant Agreement, dated as of July 16, 2013 (as amended) between the Company and American Stock Transfer & Trust Company, LLC (as warrant agent), as determined in accordance with the Black-Scholes Option Pricing Model as of July 14, 2017. The foregoing figures have been provided by the issuer to the offeror and are as of July 14, 2017, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,992	Filing Party: Golden Acquisition Corporation, ADVA NA Holdings, Inc. and ADVA Optical Networking SE

Form or Registration No.: Schedule TO	Date Filed: July 17, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on July 17, 2017 by Golden Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of ADVA NA Holdings, Inc., a Delaware corporation (“Parent”), a wholly-owned subsidiary of ADVA Optical Networking SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Jena, Germany, under HRB 508155 (“Ultimate Parent”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (together, the “Shares”), of MRV Communications, Inc., a Delaware corporation (the “Company”), at a purchase price of $10.00 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth by this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, Eastern Time, at the end of the day, August 11, 2017 (such date and time, the “Expiration Time”), without being extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of the Expiration Time, a total of 5,296,053 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 79% of the aggregate number of then issued and outstanding Shares. Accordingly, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. Purchaser was advised by the depositary that, as of the Expiration Time, there were no Shares that had been delivered by Notices of Guaranteed Delivery. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser has accepted for payment, and expects to promptly pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Therefore, pursuant to Section 251(h) of the DGCL, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Ultimate Parent, Parent and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company. At the effective time of, and as a result of, the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding, other than (i) Shares held by the Company as treasury stock, by any subsidiary of the Company or by Ultimate Parent, Parent, Purchaser or any of their respective subsidiaries and (ii) Shares held by stockholders who properly exercise appraisal rights under the DGCL and, as of the effective time of the Merger, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such shares.

In addition, at the effective time of the Merger: (i) any then outstanding option to acquire Shares granted under an applicable equity incentive plan or any other applicable agreement of the Company, whether or not then otherwise vested or exercisable, will be cancelled in exchange for the right of the holder of such option to receive a cash amount equal to the product of (x) the total number of Shares then still covered by the option multiplied by (y) the excess, if any, of (A) the Offer Price, without interest, over (B) the exercise price per share of the Shares covered under such option, without any interest thereon and subject to all applicable withholding (such payments, the “Option Payments”); provided, that if the exercise price per share under any such option is equal to or greater than the Offer Price, such option shall be cancelled immediately prior to the effective time of the Merger without any payment or other consideration being made or owed in respect thereof and (ii) each then outstanding Share of restricted stock issued pursuant an applicable equity incentive plan or any other applicable agreement of the Company shall become fully vested and shall participate in the Merger on the same basis as any other outstanding Share.

In addition, at the effective time of the Merger, in accordance with the terms of that certain Warrant Agreement, dated as of July 16, 2013, as amended (the “Warrant Agreement”), by and between the Company, and American Stock Transfer & Trust Company, LLC, as warrant agent, each outstanding warrant issued under the Warrant Agreement will terminate in accordance with the terms of the Warrant Agreement, and the warrant holder will receive, upon surrender of such warrant in accordance with the Warrant Agreement, an amount in cash (the “Warrant Consideration”) equal to the greater of  (A) the number of warrants tendered by such warrant holder multiplied by the amount by which the Offer Price exceeds the exercise price of such warrants; and (B) the number of warrants tendered by such warrant holder multiplied by the “value” of a warrant as of the date of consummation of the Merger, such “value” to be determined in accordance with the Black-Scholes Option Pricing Model.

Following the Merger, the Shares will be delisted from the NASDAQ Stock Market and deregistered under the Exchange Act.

On August 14, 2017, Ultimate Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(H)	Press Release issued by ADVA Optical Networking SE on August 14, 2017, announcing completion of the Offer.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 14, 2017

Golden Acquisition Corporation

By:	/s/ Clark Avery
	Name:	Clark Avery
	Title:	Vice President and Secretary

ADVA NA Holdings, Inc.

By:	/s/ Ulrich Dopfer
	Name:	Ulrich Dopfer
	Title:	Chief Financial Officer

ADVA Optical Networking SE

By:	/s/ Ulrich Dopfer
	Name:	Ulrich Dopfer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 17, 2017.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement dated July 17, 2017.*
(a)(5)(A)	Press Release dated July 2, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ADVA NA Holdings, Inc. on July 3, 2017).
(a)(5)(B)	Ad Hoc Notification dated July 2, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by ADVA NA Holdings, Inc. on July 3, 2017).
(a)(5)(C)	Complaint captioned Alan Kachelmyer, individually and on behalf of all others similarly situated v. MRV Communications, Inc., et al., filed on July 21, 2017, in the Superior Court of California, County of Los Angeles (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 Amendment No. 1 filed by MRV Communications, Inc. with the SEC on July 24, 2017).
(a)(5)(D)	Complaint captioned Peter Allia, On Behalf of Himself and All Others Similarly Situated v. MRV Communications, Inc., et al., filed on July 24, 2017, in the United States District Court for the Central District of California (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9 Amendment No. 2 filed by MRV Communications, Inc. with the SEC on July 25, 2017).
(a)(5)(E)	Complaint captioned Ravindran Chelvaratnam, individually and on behalf of all others similarly situated v. Ken Traub, et al., filed on July 25, 2017, in the Superior Court of California for the County of Los Angeles (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 Amendment No. 3 filed by MRV Communications, Inc. with the SEC on July 27, 2017).
(a)(5)(F)	Complaint captioned Louis Scarantino, On Behalf of Himself and All Others Similarly Situated v. MRV Communications, Inc., et al., filed on July 25, 2017, in the United States District Court for the Central District of California (incorporated by reference to Exhibit (a)(5)(G) to the Schedule 14D-9 Amendment No. 3 filed by MRV Communications, Inc. with the SEC on July 27, 2017).
(a)(5)(G)	Complaint captioned Mark Trottier, on behalf of himself and all others similarly situated v. MRV Communications, Inc., et al., Case No. 2:17-cv-05581, filed on July 27, 2017, in the United States District Court for the Central District of California (incorporated by reference to Exhibit (a)(5)(H) to the Schedule 14D-9 Amendment No. 4 filed by MRV Communications, Inc. with the SEC on July 31, 2017).
(a)(5)(H)	Press Release issued by ADVA Optical Networking SE on August 14, 2017, announcing completion of the Offer.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2017, by and among MRV Communications, Inc., ADVA NA Holdings, Inc. and Golden Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).
(d)(2)	Form of Tender and Support Agreements dated as of July 2, 2017 with Raging Capital Management, LLC, Kenneth H. Traub, Robert M. Pons, Mark J. Bonney, Brian Bellinger, Jeannie H. Diefenderfer, Jeffrey Tuder, Stephen G. Krulik, and Adam L.A. Scheer (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).
(d)(3)	Guaranty, dated as of July 2, 2017, between ADVA Optical Networking SE and MRV Communications, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).
(d)(4)	Confidentiality Agreement, dated as of August 13, 2016, between ADVA Optical Networking SE and MRV Communications, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by MRV Communications, Inc. with the SEC on July 17, 2017).
(d)(5)	Amendment No. 1 to Rights Agreement, dated as of July 2, 2017, between MRV Communications, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed with the Schedule TO

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